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August 4, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Cannarella
Yong Kim
Claudia Rios
Liz Packebusch

Re:	WaterBridge Infrastructure LLC
Response to Letter dated June 16, 2025
Draft Registration Statement on Form S-1
Submitted June 2, 2025
CIK No. 0002064947

To the addressees set forth above:

On behalf of our client, WaterBridge Infrastructure LLC (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 16, 2025 (the “Comment Letter”) with respect to the Draft Registration Statement on Form S-1 confidentially submitted with the Commission by the Company on June 2, 2025 (“Submission No. 2”). Concurrently with the submission of this letter, the Company has confidentially submitted Confidential Draft Submission No. 3 to the Draft Registration Statement on Form S-1 (“Submission No. 3” or the “Registration Statement”).

For your convenience, we have included the comment of the Staff from the Comment Letter in bold and italics below and provided our response below the comment. All references to page numbers and captions correspond to Submission No. 3 unless otherwise indicated. Capitalized terms used but not defined herein have the meanings assigned to them in Submission No. 3.

Draft Registration Statement on Form S-1 submitted June 2, 2025

Basis of Presentation, page ii

1.
We note your response to prior comment one regarding your view that NDB Midstream and WBEF are not under common control. Please address the following:

August 4, 2025

Response: The Company acknowledges the Staff’s comment and respectfully submits the below responses to each of the following comments:

•
You indicate on page 4 of your response letter that....the limited partners do hold any participating rights and all decision-making authority rests with the applicable general partner. Please clarify if you intended to indicate that the limited partners do not hold any participating rights.

The Company acknowledges the Staff’s comment and confirms that the prior comment response should have stated: “the limited partners do not hold any participating rights, and all decision-making authority rests with the applicable general partner.” The Company intended to indicate that the limited partners do not hold any participating rights.

•
We note disclosure on page F-19 that Five Point Energy Fund I LP, Five Point Energy Fund II LP, and Five Point Energy Fund III LP collectively hold a 65.8% indirect interest in NDB Operating and on page F-58 that Five Point Energy Fund I LP and Five Point Energy Fund II LP hold a 76% indirect interest in WBEF. Please quantify the ownership interests held by each of the LP Funds in NDB Operating and WBEF.

The Company acknowledges the Staff’s comment and will provide the Staff on a supplemental basis under separate cover the ownership interests held by each fund of Five Point Infrastructure LLC (each, a “Five Point Fund”) in NDB Operating and WBEF. These supplemental materials will also include the ownership interests held by a Five Point Fund in Desert Environmental LLC (“Desert Environmental” and, together with NDB Operating and WBEF, the “Contributed Entities”), the equity interests of which are expected to be contributed to WBI Operating LLC, a Delaware limited liability company (“OpCo”), in the WaterBridge Combination as described in Submission No. 3.

Desert Environmental is a separate private equity portfolio company that is wholly-owned by Desert Environmental Holdings LLC (“Desert Holdings”) which in turn is majority-owned by a Five Point Fund.

•
Identify the general partner(s) for each Fund, their ownership interest in each Fund, and provide the name of the general partner legal entity for each Fund.

The Company acknowledges the Staff’s comment and will provide the Staff on a supplemental basis under separate cover the general partner for each Five Point Fund, its respective ownership interest in each Fund, and the name of the general partner legal entity (each, a “GP Entity”) for each Five Point Fund. Additionally, the Company has included and acknowledges each GP Entity has a corresponding associated general partner limited liability company (each, a “GP LLC”) and one individual (the “GP Member”) is the sole member of all GP LLCs. The GP Member holds more than an insignificant economic interest in the GP Entities and possesses the power to direct the activities that most significantly affect the economic performance of the GP Entities. As a result, the GP Member is considered to have a controlling financial interest in each of the GP Entities.

In addition to possessing the characteristics of a controlling financial interest in each of the GP Entities, the GP Member also serves as the Chief Executive Officer and Managing Partner of Five Point Infrastructure LLC (the “Manager”). The GP Member exercises power over the

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Manager and holds more than an insignificant economic interest in the Manager. As a result, the GP Member is considered to have the characteristics of a controlling financial interest in the Manager as well.

The Company acknowledges that the Staff’s comments are intended to assist in evaluating whether the Contributed Entities—each of which is expected to be contributed to OpCo in the WaterBridge Combination—should be considered entities under common control in light of the significant overlap in their respective ownership. To provide clarity for the Staff’s consideration, the Company has set forth below a summary of its conclusions by relevant ownership group with respect to the Contributed Entities.

The Company confirms and emphasizes that no single entity or individual satisfies both the power and economic interest criteria set forth in ASC 810‑10‑55‑37(c) that are required for the existence of a controlling financial interest. As a result, the Company concluded that none of the Contributed Entities are under common control with any other Contributed Entity.

The Company analyzed each of the following ownership groups individually, and in the aggregate:

•
the GP Member;
•
the GP Entities;
•
the Manager; and
•
the Five Point Funds.

The GP Member exercises power over the entire ownership group. As noted above, the GP Member holds an indirect economic interest in each of the Contributed Entities solely through the GP Member’s indirect economic interest in the Five Point Funds, which is derived solely through the GP Member’s direct economic interest in the GP Entities.

Each of the GP Entities holds, and all of the GP Entities collectively hold in the aggregate, significantly less than a 10% ownership interest in any of the Five Point Funds. Accordingly, as demonstrated in the supplemental materials accompanying this response, no individual GP Entity possesses more than an insignificant variable interest in any Five Point Fund. As a result, the GP Entities do not satisfy the economic interest criterion necessary to constitute a controlling financial interest in any of the Five Point Funds or any Contributed Entity.

The Manager does not hold any economic interest in any of the identified ownership groups or in any of the Contributed Entities. As a result, the Manager does not satisfy the economic interest criterion required to constitute a controlling financial interest in any of the Five Point Funds or any Contributed Entity.

The equity interests in each of the Contributed Entities are majority owned by the applicable Five Point Funds, and, as a result, the applicable Five Point Funds hold more than an insignificant economic interest in the applicable Contributed Entities. However, the Five Point Funds do not exercise power over any of the Contributed Entities and, as a result, do not satisfy the power criterion required to establish a controlling financial interest in any of the Contributed Entities.

August 4, 2025

•
You state that the general partner may delegate to Five Point Infrastructure, LLC (“Manager”) all of power and authority of the general partners under the applicable Limited Partnership Agreement (“LPA”) provided that the ultimate management and conduct of activities of the applicate Five Point Fund remains the sole responsibility of the general partner. Please clarify whether the general partner delegates control and decision-making ability to the Manager, or, whether the Manager only executes and/or carries out the decisions and instructions made by the general partner.

The Company acknowledges the Staff’s comment and respectfully submits the following discussion regarding the responsibilities of the general partner under each Five Point Fund as well as the delegated authority of the Manager. The Company further notes that the common control analysis below applies equally to both the Company’s accounting predecessors, NDB Midstream and WBEF, and Desert Environmental, in light of the inclusion of Desert Environmental in the WaterBridge Combination, as described in Submission No. 3.

Under the limited partnership agreement of each Five Point Fund (the “LPA”), the management, control, and operation of such Five Point Fund are vested exclusively in the applicable general partner, as set forth in the following representative language from one of the LPAs (which is consistent with the corresponding provisions in the other LPAs) (emphasis added):

“Management of the Fund, etc. The management, control and operation of and the determination of policy with respect to the Fund and its investment and other activities shall be vested exclusively in the General Partner (acting directly or through its duly appointed agents), which is hereby authorized and empowered on behalf and in the name of the Fund and in its own name, if necessary or appropriate, but subject to the other provisions of this Agreement, to carry out any and all of the purposes of the Fund and to perform all acts and enter into and perform all contracts and other undertakings that it may deem necessary, advisable, convenient or incidental thereto, including organizing any Related Investment Funds. The General Partner may exercise on behalf of the Fund, and may delegate to the Manager, all of the powers set forth in Sections 1.6 and 1.71, provided that the management and the conduct of the activities of the Fund shall remain the sole responsibility of the General Partner and all decisions relating to the selection and disposition of the Fund’s investments shall be made exclusively by the General Partner in accordance with this Agreement.”

The Company evaluated whether the LPA effectively grants the Manager decision-making authority over the associated Five Point Fund or whether the Manager only executes and/or carries out the decisions and instructions made by the general partner. In its evaluation, the Company considered the following language from Section 7.1(a) and 7.1(b) of one of the LPAs (which is consistent with the corresponding provisions in the other LPAs) (emphasis added):

“The Manager shall manage the operations of the Fund, shall have the right to execute and deliver documents on behalf of the Fund and otherwise bind the Fund in lieu of the General Partner and shall have discretionary authority

1 Sections 1.6 and 1.7 of each LPA specifies the powers exercised by the applicable general partner.

August 4, 2025

with respect to investments of the Fund, including the authority to investigate, analyze, structure, develop and negotiate potential investments and to evaluate, monitor, exercise voting rights, advise as to disposition opportunities and take other appropriate action with respect to investments on behalf of the Fund, provided that the management and the conduct of the activities of the Fund shall remain the ultimate responsibility of the General Partner and all decisions relating to the selection and disposition of the Fund’s investments shall be made exclusively by the General Partner in accordance with this Agreement. The appointment of the Manager by the Fund shall not relieve the General Partner from its obligations to the Fund hereunder or under the Partnership Law.

The Manager shall act in conformity with this Agreement and with the instructions and directions of the General Partner, and in no event shall the Manager be considered a general partner of the Fund by agreement, estoppel, as a result of the performance of its duties or otherwise.”

Based on the language above, the LPAs provide that the applicable general partner, and not the Manager, exercises ultimate decision-making authority with respect to the applicable Five Point Fund, as all decisions relating to the selection and disposition of investments are to be made by the general partner. The Manager operates in accordance with the instructions and direction of the general partner, and, as provided under the applicable LPA, the general partner has the authority to delegate responsibilities to the Manager at the general partner’s discretion.

As noted above, each Five Point Fund’s respective LPA specifies that the general partner delegates day-to-day management responsibilities to the Manager. Neither the general partner nor its associated Five Point Fund has any employees. Rather, pursuant to certain management agreements entered into between the applicable Five Point Funds and the Manager, the Manager is authorized to carry out the daily operations of the Five Point Funds, including the investigation, analysis, structuring, development, and negotiation of potential investments, as well as the evaluation, monitoring, exercise of voting rights, and advice regarding disposition opportunities. However, all final investment-related decisions remain solely with the general partner as set forth in the LPA.

Control and decision-making ability with respect to the Contributed Entities (including Desert Environmental)

Desert Holdings currently directly owns 100% of the equity interests in Desert Environmental. A Five Point Fund currently owns a 94.34% equity interest in Desert Holdings, and Desert Holdings is governed by a GP Entity. Desert Holdings is solely a holding company with no material operations, liabilities or assets other than its 100% equity interest in Desert Environmental. In connection with the WaterBridge Combination, Desert Holdings is expected to contribute all of its respective interests in Desert Environmental to OpCo, following which OpCo will indirectly own 100% of the equity interests in Desert Environmental.

In addition to the detailed information provided above in direct response to the Staff’s comment, the Company also acknowledges the following Staff comment included in the initial comment letter, dated May 15, 2025 (the “Initial Comment Letter”): “In regard to common control of NDB Midstream and WBEF, provide us with your analysis to why such entities are

August 4, 2025

not under common control. Present any factors you considered beyond equity ownership, and the weight given to such factors.” Since Desert Environmental is now expected to be contributed to OpCo in connection with the WaterBridge Combination, the Company has included below a description of its consideration of additional information with respect to the prior comment as it relates to the Company’s overall assessment of common control of the Contributed Entities.

Each of the Contributed Entities is a separate private equity portfolio company that is majority-owned by the applicable Five Point Funds. Each Five Point Fund is directed by a separate GP Entity, each of which has a corresponding GP LLC that is controlled by the GP Member. Under the LPA of each Five Point Fund, the management and operation of such Five Point Fund is vested exclusively with the applicable GP Entity (and, consequently, the GP Member due to its controlling financial interest in all of the GP Entities).

While common control is not a defined term under ASC 810 – Consolidation (“ASC 810”), the Company refers the Staff to FASB ASU 2015-02 paragraph BC69, which clarifies that entities under common control include subsidiaries controlled, directly or indirectly, by a common parent, or a subsidiary and its parent, for purposes of evaluating the criteria for consolidation (and specifically when determining whether a group of related parties is under common control). Common control may be established in various ways, but in this particular fact pattern and given the existing organizational structures of the Contributed Entities and their related Five Point Funds, the Company has determined that none of the Contributed Entities are under common control with one another by analyzing whether: (a) a single Five Point Fund has characteristics of a controlling financial interest in any of the Contributed Entities, or (b) the GP Member has the characteristics of a controlling financial interest in any of the Contributed Entities. Please see the discussion and analysis below regarding the Company’s assessment.

The Company first assessed whether any individual Five Point Fund has the characteristics of a controlling financial interest in any of the Contributed Entities. In performing this assessment, the Company notes that the Five Point Funds are investment companies within the scope of ASC 946, Financial Services – Investment Companies, and are consequently excluded from the scope of ASC 810 per the guidance in ASC 810-10-15-12(d). However, the Company looked to the consolidation guidance in ASC 810 by analogy in order to assess whether any Five Point Fund has a controlling financial interest in any of the Contributed Entities.

Please refer to the Company’s response to the Staff’s Initial Comment Letter for its analysis regarding NDB Midstream and WBEF, in which the Company concluded that no Five Point Fund has a controlling financial interest in either NDB Midstream or WBEF.

Please also refer to the below section “Detailed common control analysis including Desert Environmental” for the Company’s analysis regarding Desert Environmental, in which the Company concluded that no Five Point Fund has a controlling financial interest in Desert Environmental.

After concluding that no individual Five Point Fund has the characteristics of a controlling financial interest in any of the Contributed Entities (i.e., none of the Contributed Entities is under the common control of any individual Five Point Fund), the Company analyzed whether any of the Five Point Funds would be deemed to be under common control of the GP Member. As described above, all of the GP Entities, as well as the Manager, are under the common control of a single individual, the GP Member, and power over the activities that most

August 4, 2025

significantly impact the economic performance of each of the Contributed Entities is ultimately held by the GP Member (by virtue of the GP Member’s controlling financial interest in each of the GP Entities) and the Manager, which are collectively responsible for nominating a majority of the members of each of the boards of directors (or similar governing bodies) of each of the Contributed Entities). Therefore, the Company believes that it is critical to assess whether any of the Five Point Funds are under the common control of the GP Member because, if so, a single entity (the GP Member) may possess both (i) the power over the activities that most significantly impact the economic performance of each of the Contributed Entities (which would be held through the GP Entities and the Manager) and (ii) the obligation to absorb losses or the right to receive benefits that could be potentially significant to the Contributed Entities (which would be held through the Five Point Funds). In performing the Company’s assessment of whether any of the Five Point Funds would be deemed to be under the common control of the GP Member, the Company noted the following:

•
The Company assessed whether the GP Member has a variable interest in each applicable Five Point Fund. Under the approach outlined in ASC 810-10-25-22, the Company determined the primary risk of the Five Point Funds is the performance of the investment (i.e., the performance of the underlying entity or assets in which the Five Point Funds have invested) and that the purpose of each Five Point Fund, under its respective LPA, is to invest in (and eventually dispose of) securities of other legal entities. Additionally, the Company assessed whether the GP Member is designed to absorb the variability in its associated Five Point Fund, noting that the GP Member (through its controlling financial interest in each GP Entity) has an indirect equity interest in each Five Point Fund in amounts ranging from less than 1% to approximately 3.5%. The direct general partner interest in the related Five Point Fund provides the GP Member with an equity interest in the net assets of such Five Point Fund, exposing the GP Member to the fluctuations of the fair value of the investments held by the applicable Five Point Fund. As such, the direct equity interest held by the GP Member in each Five Point Fund constitutes a variable interest.

In addition to its direct equity interest in each Five Point Fund, the GP Member (through its controlling financial interest in each GP Entity) also holds a carried interest arrangement with each Five Point Fund. Therefore, the Company considered ASC 810-10-55-37, noting that the carried interest is commensurate with the level of services provided by the GP Member (through the applicable GP Entity) and is consistent with customary industry terms. The Company further evaluated ASC 810-10-55-37(c) to determine if the carried interest would also be a variable interest. Variable interests held by the GP Member must absorb a “more than insignificant amount” of the expected losses of a variable interest entity (“VIE”) or “more than insignificant amount” of a VIE’s residual returns. Based on this guidance, the Company determined that the GP Member does not absorb more than an insignificant amount of variability in any Five Point Fund. Therefore, the criteria in ASC 810-10-55-37(c) is not satisfied, and the carried interest is not considered a variable interest. The Company concluded the GP Member (through each GP Entity) holds a variable interest in each of the Five Point Funds only through the GP Member’s direct equity interest in each Five Point Fund, which, as noted above (and as further identified in the materials supplementally provided to the Staff) ranges from less than 1% to approximately 3.5%. The Company confirms and emphasizes that the GP Member does not hold any direct or indirect limited partner interest in any of the Five Point Funds outside of the applicable GP Entity’s ownership interest in each applicable Five Point Fund.

August 4, 2025

As the GP Member (through its controlling financial interest in each GP Entity) has a variable interest in each Five Point Fund, the Company then assessed whether each Five Point Fund is a VIE based on ASC 810-10-15-14. The Company notes that, following the adoption of ASU 2015-02, generally, limited partnerships are VIEs unless the limited partners have substantive kick-out or participating rights under ASC 810-10-15-14(b)(ii). Under each Five Point Fund’s respective LPA, the management and operation of such Five Point Fund is vested exclusively with its respective GP Entity. Further, the limited partners in each of the Five Point Funds do not have the ability to block or participate in any decisions made by the applicable GP Entity. Consequently, the limited partners do not hold any participating rights and all decision-making authority rests with the applicable GP Entity. The Company also considered ASC 810-10-25-14A regarding substantive kick-out rights. The majority of the Five Point Fund LPAs provide the limited partners with kick-out rights with respect to the applicable GP Entity. However, following removal, the GP Entity is still entitled to receive distributions as if it had not been removed. The Company considers the GP Entity’s continued right to distributions to be a significant financial barrier to removal, as the applicable Five Point Fund is obligated to continue to pay its related GP Entity for services for which a replacement general partner would also have to be compensated. Therefore, the kick-out rights held by the limited partners of the Five Point Funds are non-substantive. Based on the limited partners’ lack of substantive participation and kick-out rights as described above, the Company concluded that each Five Point Fund should be considered a VIE.

•
Finally, the Company assessed under ASC 810-25-38 and 25-38A whether the GP Member has characteristics of a controlling financial interest in any of the Five Point Funds as the primary beneficiary. Because (as explained above) the only variable interest that the GP Member has in each of the Five Point Funds is its direct equity interest (held through its controlling financial interest in each GP Entity) in each Five Point Fund, which is not more than insignificant, the economic criteria of a primary beneficiary is not satisfied, and therefore the GP Member does not have the characteristics of a controlling financial interest in any of the Five Point Funds.

Therefore, none of the Five Point Funds is under the common control of the GP Member.

Since the GP Member does not have a controlling financial interest in any of the Five Point Funds, the Company next considered the GP Member’s economic exposure to each of the Contributed Entities on an indirect basis based upon the GP Member’s proportionate economic exposure through each Five Point Fund. As an example, the GP Member (through its controlling financial interest in Five Point Energy GP I LP) has a 3.54% interest in Five Point Energy Fund I LP, and Five Point Energy Fund I LP in turn has a 32.7% interest in WBEF. Considered on a proportionate basis, therefore, the GP Member has a 1.16% interest in WBEF through Five Point Energy GP I LP. Even when aggregating the other proportionate ownership interests of the GP Member in WBEF through the other applicable GP Entities, the Company does not believe that the GP Member is exposed to more than an insignificant amount of profits or losses of WBEF. The Company has concluded that the same is true for each of NDB Operating and Desert Environmental.

In conclusion, none of the Contributed Entities is under the common control of a single Five Point Fund and, although the GP Member (through its controlling financial interest in each of the GP Entities) has power over the significant activities of each of the Contributed

August 4, 2025

Entities (given the GP Member’s controlling financial interest in each of the GP Entities and the Manager, which are collectively responsible for nominating a majority of the members of the boards of directors (or similar governing body) of each of the Contributed Entities), the GP Member does not have a controlling financial interest in any of the Five Point Funds and its indirect interest in the Contributed Entities (held through the Five Point Funds) does not expose the GP Member to more than an insignificant amount of profits and losses of any of the Contributed Entities. Additionally, the Company confirms and emphasizes that the GP Member does not hold any direct or indirect economic interest in any of the Contributed Entities other than an indirect economic interest attributable to the direct economic interest in the Contributed Entities held through the Five Point Funds. Therefore, none of the Contributed Entities are under the common control of the GP Member.

Detailed common control analysis including Desert Environmental

As described above, each of the Contributed Entities is a separate private equity portfolio company that is majority-owned by the applicable Five Point Funds. However, each Five Point Fund is directed by a separate GP Entity and, under the LPA of each Five Point Fund, the management and operation of such Five Point Fund is vested exclusively with the applicable GP Entity, which may delegate to the Manager all of the power and authority of such GP Entity under the applicable LPA (provided that the ultimate management and conduct of activities of such Five Point Fund remains the sole responsibility of the GP Entity). Consistent with the Company’s analysis of WBEF and NDB Operating in the Company’s response to the Initial Comment Letter and as described above, the Company determined that NDB Midstream, WBEF and Desert Holdings are not under common control.

Similar to its prior analysis of NDB Midstream and WBEF, the Company considered whether Desert Holdings is a VIE by considering the criteria set forth in ASC 810-10-15-14(a)-(c).

•
With regard to Desert Holdings, the Company concluded that Desert Holdings is a VIE, as the holders of the equity investments at risk, as a group, lack the characteristics of a controlling financial interest. The limited liability company agreement (the “Desert Holdings LLCA”) establishes that the governing body of Desert Holdings (the “Desert Holdings Board”) exercises power over the business and affairs of Desert Holdings and therefore has the power to direct the activities that most significantly impact the economic performance of Desert Holdings. Under the Desert Holdings LLCA, the Desert Holdings Board is composed of four members, and acts of the Desert Holdings Board require approval of a majority of the members of the Desert Holdings Board (i.e., three of the four Desert Holdings Board members). Three of the four members are appointed by the Manager (as delegated to the Manager by the applicable GP Entity). As a result, the Manager, through its delegated authority, exercises power over the Desert Holdings Board, and the holders of equity investments at risk do not have the ability to block decisions made by the Desert Holdings Board members appointed by the Manager. The Manager does not hold a direct variable interest in Desert Holdings but exercises power over the Desert Holdings Board through authority delegated by the applicable GP Entity. Since the Desert Holdings Board is not nominated by holders of equity investments at risk and the holders of equity investments at risk in Desert Holdings do not have the power to direct the activities

August 4, 2025

that are most significant to the entity, Desert Holdings is considered a VIE. The Manager may be deemed to have an indirect variable interest in the Five Point Fund that is invested in Desert Holdings, as the applicable GP Entity is affiliated with the Manager and such GP Entity has an indirect variable interest in Desert Holdings. However, the indirect variable interest of such GP Entity is not more than insignificant and therefore does not satisfy the economic criteria, and neither the Manager nor such GP Entity would be deemed to have characteristics of a controlling financial interest in Desert Holdings. Furthermore, since no other entity exercises power over Desert Holdings, including any of the Five Point Funds, no other entity will meet the power criteria and therefore have characteristics of a controlling financial interest.

Based on the analysis described above, after considering the expected contribution of Desert Environmental in the WaterBridge Combination, the Company concluded that none of the Contributed Entities are under common control with one another.

Company Overview, page 1

2.
We note that you have developed a proprietary data analysis technology, referred to as your WAVE platform. Please disclose whether you have any intellectual property rights associated with this platform. Please also include an appropriate risk factor addressing the intellectual property protection on your product.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure in Submission No. 3 to clarify that the Company developed the WAVE platform in-house with the assistance of independent contractors, and relies on copyright law, as well as contractual and other measures, to protect it. Also, the Company’s developers used industry-standard open-source software in connection with development of the platform. To safeguard the WAVE platform, the Company generally maintains its proprietary source code for the platform as if it were a trade secret, and relies on non-disclosure provisions in agreements with third parties involved in platform development. The Company has revised the Registration Statement to include an appropriate risk factor addressing the intellectual property risks related to the WAVE platform. Please see page 47 of Submission No. 3.

Dividend Policy, page 69

3.
We note your response to prior comment 12 which states that on a combined basis, NDB Operating and WBEF would have had a cash deficiency of $203.8 million for the year ended December 31, 2024. We also note you continue to disclose your intention to pay a dividend on your Class A Shares. Please address the following:

•
Disclose, if true, that on a combined basis, you would not have declared dividends in the year ended December 31, 2024 since you would have had a cash deficiency of $203.8 million since operating cash flows after giving effect to capital requirements would not have supported a distribution.

•
Tell us and disclose the timing of when you expect to commence the payment of dividends on your Class A Shares.

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•
Please tell us management's plans to generate cash flows sufficient to and consistent with your expectations to pay dividends prospectively. For example, are you projecting increased throughput volumes or increased pricing that will generate sufficient cash flows to pay your intended dividends?

•
Provide incremental disclosure regarding the nature of management's plans to increase cash flows of the combined entities sufficient to pay your intended dividends.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure in Submission No. 3 to clarify that the Company does not have, and does not expect to have, a formal dividend policy and that any future decision to declare and pay a dividend on the Company’s Class A shares will be made in the sole discretion of the Company’s board of directors based on the Company’s future operating performance and such other factors as the Company’s board of directors may deem relevant. The Company has included additional disclosure in Submission No. 3 that it would have had a deficiency in its operating cash flows for the year ended December 31, 2024, on a pro forma basis, and would not have declared a dividend for that period. The Company respectfully submits that the remainder of the Staff’s comment is no longer applicable to the Company’s disclosure in the Registration Statement. Please see pages 30, 33-34, 62-63 and 77 of Submission No. 3.

Security Ownership of Certain Beneficial Owners and Management, page 145

4.
We note your response to prior comment 15 and reissue the comment. Please revise your beneficial ownership table to disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares held by WBR Aggregator, NDB Holdings, and Devon Holdco. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 172 and 173 of Submission No. 3.

* * * *

August 4, 2025

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (713) 546-7486 or my colleague, Ryan J. Maierson, at (713) 546-7420.

Very truly yours,

/s/ Thomas G. Brandt

Thomas G. Brandt

of LATHAM & WATKINS LLP

cc: Harrison F. Bolling, WaterBridge Infrastructure LLC

Scott L. McNeely, WaterBridge Infrastructure LLC

Ryan J. Maierson, Latham & Watkins LLP